ALEXANDRA CAPITAL CORP.
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended November 30, 2016

The following information, prepared as of March 17, 2017, should be read in conjunction with the audited financial statements of Alexandra Capital Corp. (“the Company” or “Alexandra”) for the year ended November 30, 2016; including the notes thereto. The financial statements and financial data contained in this discussion and analysis is presented in accordance with International Financial Reporting Standards (“IFRS”). The reporting currency is the Canadian dollar.

The following discussion and analysis provides information that management believes is relevant to the assessment and understanding of the Company’s results of operations and financial conditions. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the “Risk Factors” section of this MD&A and elsewhere in the Company’s public disclosure documents.

BUSINESS OVERVIEW

Alexandra Capital Corp. was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 –2015 Burrard Street, Vancouver, B.C., V6J 3H4. The Company does not have any subsidiaries. The Company was a capital pool company (“CPC”) as defined by Policy 2.4 of the TSX Venture Exchange (the “Exchange”).

On August 11, 2014 the Company completed its qualifying transaction with arm’s length vendor (the “Vendor”) Eastland Management Limited (“Eastland”) and on August 13, 2014 commenced trading on the TSX Venture Exchange as a Tier 2 Mining Issuer (TSXV: AXC). Effective August 11, 2014, the Company’s principal business activity became the exploration of mineral resources on the Southern Belle or “SB” Property.

On March 7, 2016, the Company announced that it received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and voluntarily delisted its common shares from the TSXV. The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same.

As at November 30, 2016, the Company incurred acquisition and exploration expenditures of $165,012 (November 30, 2015 - $165,012) on the SB Property.

INTEREST IN MINERAL PROPERTIES

On February 17, 2014, the Company entered into an Option Agreement, with Qualitas Holdings Corp. whereby the Company acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of Exchange approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed). The Company is also required to make cash payments to the vendors of the Option of $10,000 upon receipt of the Technical Report (paid), $15,000 at the time of Exchange approval (paid) and $10,000 on the first anniversary of Exchange approval (paid). Additionally, the Company must issue 500,000 shares (200,000 upon Exchange approval (issued) and 300,000 on or before the second anniversary (issued subsequent to the year ended November 30, 2016).

The geographic center of the property is at approximately 634000E; 5561000N in UTM ZONE 10 (NAD 83) or at 50° 11’ 38” north latitude and 121° 8’ 6” west longitude. The property is located approximately twenty five kilometers west of Merritt, B.C., and lies between Trans-Canada Highway 1 and Provincial Highway 5. Access is via secondary road systems from the Trans-Canada Highway, south of Spences Bridge, which provide reasonable access throughout much of the claims. The mineral tenures are for subsurface rights only and there are no surface rights associated with the tenures. All tenures are on crown land are legally accessible. The SB property lies within the traditional territory of the Nlaka’pamux First Nation. Land claims have not been settled in this part of British Columbia and their future impact on the property’s access, title or the right and ability to perform work remain unknown.

The Company has an option to acquire an interest in the following properties:

Tenure Number	Claim Name	Owner	Map Number	Good To Date	Area (ha)
855421	SB 1	266788	092I	2018/Dec/31	496.62
855422	SB 2	266788	092I	2018/Dec/31	475.93
855424	SB 3	266788	092I	2018/Dec/31	475.92
855425	SB 4	266788	092I	2018/Dec/31	310.24
855426	SB 5	266788	092I	2018/Dec/31	310.24
855427	SB 6	266788	092I	2018/Dec/31	517.07
855428	SB 7	266788	092I	2018/Dec/31	517.06
855430	SB 8	266788	092I	2018/Dec/31	413.65

The Company is in the exploration phase and does not have any producing property. Recovery of the cost of mining assets is subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the financing required to pursue exploration and development of its properties, and profitable future production or the proceeds from the sale of its properties. The Company must periodically obtain new funds in order to pursue its activities.

As stated in the NI 43-101 technical report by Warren Robb P. Geo dated February 18, 2014, as filed under the Company’s profile on SEDAR, the SB property is an epithermal precious metal project underlain by the Lower Cretaceous Spences Bridge Group, an andesitic to rhyolitic volcanic arc belt of rocks, lying in south central British Columbia. This belt stretches from the north of Princeton to the west of Cache Creek with additional outliers continuing further north to Gang Ranch. The Spences Bridge Gold Belt is emerging as a new epithermal precious metal exploration target.

A program of prospecting and 200 metre by 50 metre grid soil sampling was completed over the southern half of the SB property in 2012 by MGM Resources Corp. A total of 1,223 soils and 8 rock samples were taken, testing two of the three anomalous areas identified by previous exploration programs. Snow precluded the testing of the third anomaly.

Follow-up to two of the three target areas identified by the 2006 Strongbow Exploration programs confirmed and expanded the anomalies; and in addition, the program located a previously unknown anomaly.

The Target 1 area; hosting 2012 gold-in-soil Anomaly C, is one of the high priority areas for follow-up. This 1,400 metre semi-continuous linear anomaly looks to host the suspected strike projection of the NIC Zone from the Prospect Valley property to the south. Strong multi-station gold-in-soil anomalies were identified on multiple grid lines through this area.

The Target 2 area was stream sediment anomalies and the objective was to find the source. While nothing was located lower in Nuaitch Creek valley, a 1,600 metre, semi-continuous linear zone - the 2012 gold-in-soil Anomaly B (suspected strike projection of the PV Zone from the Prospect Valley property to the south), appears higher on the hills and is a possible explanation for the silt values.

The Target 3 area was not examined due to snow cover.

Anomaly A was located during the 2012 soil program as well. This is a NW trending linear anomaly in the NW section of the grid spanning four lines, a distance in excess of 800 metres. It is open to the northwest and the strongest values appear on the northernmost line. If this anomaly continues to the NW, it may be the source of the gold in silt anomaly from Manning Creek.

In the NI 43-101 technical report by Warren Robb P. Geo dated February 18, 2014, Mr. Robb recommended that Anomalies A, B and C need to be further evaluated, and Target 3 also needs evaluation. The strongest anomalies are A and C, and they should be the main focus of the next stage of exploration. The trends of these two anomalies need to be prospected and the soil grid needs to be expanded to the north and tightened from the current 200 metres by 50 metres to 50 metres by 25 metres over an area 1,700 metres long by 1,700 metres wide for Anomaly A and 1,300 metres long by 1,000 metres wide for Anomaly C. This will result in the collection of 3,933 soil samples. In the technical report, Mr. Robb recommended a work program with an estimated budget of $225,000.

In November 2014, the Company completed the 2014 exploration program which consisted of 1,083 grid soil samples over the western half of the property, completing coverage 200 metre by 50 metre coverage of the accessible portion of the claim block and bringing the total soil samples to 2,330, including an earlier 2011 program.

The soil sampling program identified three linear gold-in-soil anomalies and one gold-in-soil cluster anomaly:

•	Soil anomaly A is a 1,700 metre linear anomaly with multi-station gold values on two of the soil lines.

•

Soil anomaly B is a 1,600 metre linear anomaly that may represent the northeast strike projection of the PV zone from the contiguous Prospect Valley property to south. This anomaly may explain the historic silt anomalies from the south flowing tributaries of Nuaitch Creek.

•

Soil anomaly C is a 1,400 metre linear anomaly that may represent the northeast strike projection of the NIC Zone from the Prospect Valley property contiguous to the south. Two of the southern lines have multi- stations anomalous gold values. In addition, historic exploration located a series of intense blue-green chalcedonic quartz veins in the area of the anomaly.

•

Soil anomaly D is a cluster anomaly covering an area 400 by 500 metres in the western half of the 2014 grid. The western half of the grid also shows a considerable scattering of anomalous values, with no defined linear or cluster anomalies. Upper Manning Creek drains this area and the source of the 156.3 ppb Au silt value remains unexplained.

A program of detailed grid soil sampling and deep Induced Polarization surveying over the 3 linear anomalies has been recommended to test the full strike extent of the anomalies for zones of quartz veining and accompanying precious metal mineralization in advance of diamond drilling.

The disclosure in this MD&A of scientific and technical information regarding the 2014 exploration program on the Company’s mineral properties has been reviewed and approved by R. Tim Henneberry, P.Geo. (BC), who is a Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Mineral Property Expenditures

Expenditures for the years ended November 30, 2016 and 2015 are as follows:

Southern Belle Property– British Columbia	November 30, 2016	November 30, 2015

Acquisition costs:
Balance, beginning	$45,000	$35,000
Additions	-	10,000
Balance, Ending	45,000	45,000

Explorations costs:
Balance, Beginning and Ending	120,012	120,012

Total	$165,012	$165,012

RESULTS OF OPERATIONS

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards (“IFRS”). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2016 and 2015 audited financial statements.

	Year Ended November 30, 2016	Year Ended November 30, 2015	Year Ended November 30, 2014
	$	$	$
Interest income	900	2,202	5,489
Net income (loss) for the year	(108,087)	(89,433)	(157,031)
Basic and diluted earnings (loss) per share	(0.01)	(0.01)	(0.01)
Total assets	266,455	392,904	528,635
Total long term liabilities	-	-	-
Cash dividends	-	-	-

Year Ended November 30, 2016

During the year ended November 30, 2016, the Company had a comprehensive loss of $108,087 compared to a comprehensive loss of $89,433 of the year ended November 30, 2015.

During the years ended November 30, 2016 and 2015, the Company’s expenses by category consisted of: professional fees of $53,328 (2015 - $67,361), general office expenses of $1,208 (2015 – $1,096), rent expenses of $nil (2015 - $900), and transfer agent and filing fees of $54,451 (2015 - $22,278). The increase in net loss in the year ended November 30, 2016 compared with the year ended November 30, 2015 was primarily due to expenditures associated with the Canadian Securities Exchange listing compliance incurred during the year ended November 30, 2016.

Interest income earned for the years ended November 30, 2016 was $900 compared to $2,202 during the year ended November 30, 2015.

Summary of Quarterly Results

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Qtr 4 November 30, 2016	Qtr 3 August 31, 2016	Qtr 2 May 31, 2016	Qtr 1 February 29, 2016	Qtr 4 November 30, 2015	Qtr 3 August 31, 2015	Qtr 2 May 31, 2015	Qtr 1 February 28, 2015
	$	$	$	$	$	$	$	$
Total Revenue (interest income)	695	98	56	51	423	509	590	680
Net Profit (Loss)	(27,470)	(11,927)	(51,669)	(17,021)	(41,346)	(16,558)	(18,793)	(12,736)
Basic and diluted (loss) per common share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

The Company’s quarterly expenses in 2016 decreased, as compared to 2015, primarily due to additional professional fees and filing fees associated with completing the Company’s qualifying transaction incurred during the year ended November 30, 2015.

The increased net loss in the quarter ended May 31, 2016 compared with the quarter ended February 29, 2016 was primality due to expenditures associated with the Canadian Securities Exchange listing compliance.

The overall decrease in expenses from the same periods last year is attributed to cost cutting activities the Company’s management has taken and relative decrease of activities on the Company’s operations and projects, and relative decrease in professional fees and filing fees associated with completing the Company’s qualifying transaction incurred in the last fiscal periods.

Fourth Quarter Results

During the quarter ended November 30, 2016, the Company had a comprehensive loss of $27,470 compared to a comprehensive loss of $41,346 of quarter ended November 30, 2015. The operating expenses consist of accounting and audit fees of 15,250 (2015 - $20,816), consulting fees of $3,000 (2015 - $1,500), legal fees of $3,654 (2015 -$12,135), office and administrative expenses of $488 (2015 - $359), and transfer agent and filing fees of $5,774 (2015 - $6,957). The overall expenses in 2016 decreased compared to 2015, as the Company only incurred necessary compliance and operational expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing.

At November 30, 2016, the Company had $101,446 in current assets (November 30, 2015 - $227,892) and $15,525 in accounts payables and accrued liabilities (November 30, 2015 - $33,887) for a working capital position of $85,918 compared to a working capital position of $194,005 as at November 30, 2015. The Company anticipates its working capital will decrease over the next quarter and ensuing year. As a result, the Company anticipates having enough working capital to meet operating and compliance expenditures for the ensuing quarter and year.

Current assets at November 30, 2016 were represented by cash of $10,276, a short-term investment balance of $90,000 and sales tax receivable balance of $1,167. Current liabilities were comprised of $525 in accounts payable and $15,000 in accrued liabilities.

At November 30, 2016, the Company had a share capital balance of $633,109 (November 30, 2015 - $633,109) and an accumulated deficit of $499,195 (November 30, 2015 - $391,108).

Financing of operations has been achieved solely by equity financing. As the Company will not generate funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis. The Company’s ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.

Detailed discussions related to the Company’s cash flows during the year ended November 30, 2016

Cash balances increased by $90 during the year ended November 30, 2016 (November 30, 2015 – decreased by $42,673).

During the year ended November 30, 2016, cash used in operating activities was $125,016 compared to cash used in operating activities of $122,567 during the year ended November 30, 2015.

The increase in cash used in operating activities is primarily due to expenditures associated with the Canadian Securities Exchange listing compliance incurred during the year ended November 30, 2016. Other than this, the overall cash used in operating activities decreased, attributed to lower expenditures on professional fees and management’s efforts to conserve cash and incur only necessary compliance and operational expenses.

Cash provided by investing activities during the year ended November 30, 2016 was $125,106 compared to cash provided by investing activities of $79,894 during the year ended November 30, 2015. The increase in cash provided by investing activities is primarily attributed to additional fund transfers from the Company’s short-term investment.

Detailed discussions related to the Company’s cash flows during the year ended November 30, 2015

Cash balances decreased by $42,673 during the year ended November 30, 2015 (November 30, 2014 – increased by $44,297).

During the year ended November 30, 2015, cash used in operating activities was $122,567 compared to cash used in operating activities of $67,191 during the year ended November 30, 2014. The increase in cash used in operating activities is primarily attributed to payments made for expenses incurred for completing the Company’s qualifying transaction during the year ended November 30, 2014.

Cash provided in investing activities during the year ended November 30, 2015 was $79,894 compared to cash used in investing activities of $8,512 during the year ended November 30, 2014. The decrease in cash used in investing activities is primarily attributed to exploration expenses incurred for the Company during the year ended November 30, 2014.

Cash provided by financing activities during the year ended November 30, 2015 was $nil (November 30, 2014 -$120,000). The increase in cash provided by financing activities was a result of the proceeds from issuance of common shares of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management’s knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

See “Interest in Mineral Properties” for mineral property commitments.

TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. Accordingly, the fair value cannot readily be determined. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2016 and 2015, there was no related party balance with the directors and officers of the Company.

During the years ended November 30, 2016 and 2015, the Company incurred the following amounts through transactions with the CFO of the Company:

	November 30, 2016	November 30, 2015
Consulting fees	$10,500	$6,000

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the financial statements for the year ended November 30, 2016.

FINANCIAL RISK MANAGEMENT

The Company’s financial assets consist of cash and short-term investments. The estimated fair values of cash and short-term investments approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a.	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c.	Level 3 – inputs that are not based on observable market data.

For the years ended November, 2016 and 2015, all the Company’s cash and short term investments are classified as Level 1.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements. The Company’s cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2016, the Company had cash balance of $10,276 and $90,000 in GICs (November 30, 2015: $10,186 and $215,106, respectively). The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

FUTURE ACCOUNTING STANDARDS AND INTERPRETATIONS

The standards that were adopted for the period beginning on December 1, 2014 or earlier had no effect on the Company’s financial statements for the periods presented, as a result, none of the standards are disclosed.

New and Revised IFRS Issued but Not Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods noted below. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective December 1, 2016

IAS 1 – Presentation of Financial Statements

In December 2014, the IASB issued an amendment to address perceived impediments to preparers exercising their judgment in presenting their financial reports. The changes clarify that materiality considerations apply to all parts of the financial statements and the aggregation and disaggregation of line items within the financial statements. The Company does not anticipate this amendment to have a significant impact on its financial statements.

Standard effective for annual periods beginning on or after December 1, 2018

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial Instruments –Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this new standard has recently been deferred by the IASB. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at the date of this MD&A and November 30, 2016, there were 12,934,000 common shares were issued and outstanding (November 30, 2015 – 12,934,000).

The following common shares and convertible securities were outstanding as at November 30, 2016 and as at the date of this MD&A:

			Options/	Common
	Expiry	Exercise	Warrants	Shares upon
	Date	Price	Outstanding	Exercise
Common shares issued and outstanding:				12,934,000
Stock options granted May 1, 2012	May 1, 2022	$0.10	500,000	500,000
Stock options granted July 30, 2013	July 30, 2023	$0.15	125,000	125,000
Stock options granted November 12, 2014	November 11, 2019	$0.30	250,000	250,000
Warrants granted August 11, 2014	August 11, 2019	$0.10	2,640,000	2,640,000

a)	Escrow Shares

In accordance with the TSX Venture Exchange CPC policy guidelines, all seed shares issued at a price lower than the price of the Initial Public Offering (IPO) shares, all securities acquired by non-arm’s length parties to the Company, and all securities acquired by a Control Person are held in escrow and will be released over a period of three years from the acceptance of the Company’s qualifying transaction.

As at November 30, 2016, the Company has 2,400,000 (November 30, 2015: 4,800,000) common shares held in escrow. These common shares held in escrow are released as follows: 10% (800,000 common shares) released on the date of the acceptance of the Company’s qualifying transaction and 15% (1,200,000 common shares) released every six months thereafter.

b)	Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

Stock option transactions and the number of stock options outstanding as at November 30, 2016 and 2015 are summarized as follows:

	Number of	Weighted
	Options	Exercise Price
Balance, November 30, 2015 and 2014	1,250,000	$0.15
Cancelled and forfeited	(375,000)	-
Balance, November 30, 2016	875,000	$0.16

		Options	Weighted average
	Exercise	outstanding and	remaining contractual
Expiry Date	Price	exercisable	life (year)
	$
November 11, 2019	0.30	250,000	2.95
May 1, 2022	0.10	500,000	5.42
July 30, 2023	0.15	125,000	6.67
		875,000	4.89

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

c)	Share Purchase Warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2016 and 2015 are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date

Balance, November 30, 2016, 2015 and 2014	2,640,000	$0.10	August 11, 2019

As at November 30, 2016, the above noted share purchase warrants have a weighted average remaining contractual life of 2.70 years.

RISKS RELATED TO OUR BUSINESS

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties. Due to the nature of the Company’s business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

The Company’s ability to continue to conduct exploration and development depends upon the Company’s ability to obtain additional financing. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The Company has no history of earnings and no foreseeable earnings. The property in which the Company has acquired an interest has not been determined to be commercially feasible and hence may not have any commercial production. The Company has no history of profits and has a deficit. The Company receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing.

The Company has no mineral producing properties, and the Company has not demonstrated that any mineralized material on the property in which it may acquire an interest constitutes proven or probable reserves of ore. It is uncertain what level, if any, of recovery of gold or other minerals from mineralized material will in fact be realized. Identified mineralized deposits may never qualify as commercially mineable (or viable) reserves, and even if they do qualify, they may fail to yield the estimated level of copper or other minerals. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for development, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results. Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Gold and other minerals recovered in small scale laboratory tests may fail to be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

As mineral prices are volatile, a profitable market may not develop for any commercial quantities of mineral resources discovered by the Company. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and, even if commercial quantities of mineral resources are discovered, a profitable market may not develop for the sale of the same. Factors beyond the control of the Company may affect the marketability of any gold or any other materials discovered. The price of precious metals is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

Competition. The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire additional suitable prospects for its exploration.

The Company’s share price is volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. The quoted market for the common shares of the Company may be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

Title to Property. Although the Company has exercised the usual due diligence with respect to title of its properties, there is no guarantee that title to the properties will not be challenged or impugned as a result of prior unregistered agreements or transfers, aboriginal land claims, government expropriation and undetected defects.

Government Regulations and Environmental Risks and Hazards. The Company’s conduct is subject to various federal, provincial, state laws, rules and regulations, including environmental legislation. Environmental legislation is becoming increasingly stringent, and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the resource property interests, the potential for production on the property may be diminished or negated. The Company has adopted environmental practices designed to ensure that it continues to comply with environmental regulations currently applicable to it. All of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

Licenses and Permits. The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

As certain of the Company’s officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company’s operations may be sporadic, which may result in periodic interruptions or suspensions of exploration.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ‘‘intend’’, "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company’s preliminary long form prospectus filed on SEDAR. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital and cash equivalents.

The property in which the Company currently has an interest is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended November 30, 2016.

EVALUATION OF DISCLOSURE CONTROLS AND POLICIES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in reports filed with or submitted to the various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to the Company’s management, which includes the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), so that timely decisions can be made regarding disclosure.

The Company’s management, under the supervision of, and with the participation of, the CEO and CFO has designed the Company’s disclosure controls and procedures. As at November 30, 2016, the CEO and CFO evaluated the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as at November 30, 2016.

EVALUATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

Designing, establishing and maintaining adequate internal control over financial reporting is the responsibility of the Company’s management. Internal control over financial reporting is a process designed by, or under the supervision of management, and affected by the Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements in accordance with IFRS.

These controls include policies and procedures that:

•	Pertain to the maintenance of records in reasonable detail
•	Accurately reflect transactions pertaining to its assets
•	Provide reasonable assurance that all transactions are recorded to permit the preparation of its financial statements in accordance with IFRS
•	Expenditures are being made only in accordance with authorizations of management of the Company
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and a material effect on the use or disposition of the Company’s assets

Management is responsible for establishing and maintaining internal control over financial reporting and has designed and implemented such controls to ensure that the required objectives of these internal controls have been met. The management of the Company applied its judgment in evaluating the cost-benefit relationship to controls and procedures. The result of which was, because of the inherent limitations in all control systems, that no evaluation of the controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

As at November 30, 2016, the officers of the Company evaluated the design and implementation of the Company’s internal control over financial reporting (“ICFR”). Based on this evaluation of the design and operating effectiveness of the Company’s ICFR, the CEO and CFO concluded that the Company’s ICFR was effective as at November 30, 2016.

OUTLOOK

The Company will pursue the exploration and development of the SB Property using best exploration practices as funds are available. Accordingly, additional financings may be required.

The Company’s objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.